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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                     Integrated Information Systems, Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                   45817B103
                                (CUSIP Number)


                             James G. Garvey, Jr.
                             1480 S. Hohokam Drive
                             Tempe, Arizona 85281
                                 480-317-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 2, 2002


            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13D
Page 2 of 6




CUSIP No. 458-17B103

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


                         James G. Garvey, Jr.

     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)     xxx

     3. SEC Use Only

     4. Source of Funds (See Instructions)        PF

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6. Citizenship or Place of Organization     U.S.A

Number of        7. Sole Voting Power      10,597,438
Shares
Beneficially     8. Shared Voting Power       0
Owned by
Each
Reporting        9. Sole Dispositive Power 10,597,438
Person With
                10. Shared Dispositive Power  0


     11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                  10,597,438

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)         64.0%

     14. Type of Reporting Person (See Instructions)

                                 IN



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Schedule 13D                                                         Page 3 of 6


         ITEM 1. SECURITY AND ISSUER


         Common Stock of Integrated Information Systems, Inc. The address of the principal executive offices of the Issuer is 1480 South Hohokam Drive, Tempe, Arizona 85281.

         ITEM 2. IDENTITY AND BACKGROUND


                  (a)  Name:

                  James G. Garvey, Jr.

                  (b)  Residence or business address:

                       1480 South Hohokam Drive
                       Tempe, Arizona 85281

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:


                  Chief Executive Officer, President
                  Integrated Information Systems, Inc.
                  1480 South Hohokam Drive
                  Tempe, Arizona 85281

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;


         No.


(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and


         No.


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Schedule 13D
Page 4 of 6




(f)  Citizenship.


         United States of America


         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


                  Personal funds.


         ITEM 4. PURPOSE OF TRANSACTION

         This Amendment No. 2 is being filed to report an increase in the percentage of the class beneficially owned by the Reporting Person, from 51.2% to 64%, as a result of (i) the Reporting Person's acquisition of 10,000 shares of common stock of the Issuer on April 9, 2001 and (ii) as a result of the Issuer's repurchase of 4,951,800 shares of the common stock during 2001.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) 10,597,438 shares, constituting 64% of the Issuer's outstanding common stock.

(b) The reporting person holds the sole power to vote and the sole power to dispose of 10,597,438 shares.

                  (c)  None.

                  (d)  N/A

                  (e)  N/A


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


                  None.


         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


                  None.


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Schedule 13D
Page 5 of 6

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





               Date:  April 2, 2002


               /s/ James G. Garvey, Jr.
               --------------------------------------------
               Name/Title  James G. Garvey, Jr.
                           Chief Executive Officer
                              and President